EXHIBIT 11.1

Earnings Per Share

Earnings per share are calculated as follows:

(in thousands, except shares and per share amounts)

	For the year ended December 31, 2009 (unaudited)	From inception (March 12, 2008) to December 31, 2008
Numerator for both basic and diluted earnings per share:
Net Income (loss)	$(1,848)	$(1,161)
Denominator:
Average total shares outstanding	684,740	650,853
Average total diluted average shares outstanding	684,740	650,853
Earnings (Loss) Per Share – Basic	$(2.70)	$(1.78)
Earnings Per Share – Diluted	$(2.70)	$(1.78)